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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67803

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 _____   AND ENDING 12/31/25 _____

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __DEER ISLE CAPITAL, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18 GOODFRIEND DRIVE
_____
                                         (No. and Street)

EAST HAMPTON	NY	11937
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOUIS A ALMERINI	(908) 944-9897	LALMERINI@DEERISLECAP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DAVID LUNDGREN & COMPANY
_____
                  (Name – if individual, state last, first, and middle name)

505 NORTH MUR-LEN ROAD	OLATHE	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>LOUIS A ALMERINI</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>DEER ISLE CAPITAL, LLC</u>, as of <u>12/31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CFO & FINOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DEER ISLE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2025

DEER ISLE CAPITAL, LLC

TABLE OF CONTENTS

December 31, 2025

DAVID B. LUNDGREN, MBA, CPA

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Deer Isle Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Deer Isle Capital, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Deer Isle Capital, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Deer Isle Capital, LLC's management. Our responsibility is to express an opinion on Deer Isle Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Deer Isle Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Deer Isle Capital, LLC's auditor since 2019.

Olathe, Kansas
February 12, 2026

1

DEER ISLE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash	$	69,487
Accounts receivable, net		65,727
Due from parent		131,742
Prepaid expenses		396
Total assets	$	267,352

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued expenses	$	8,195
Total liabilities		8,195
Member's equity		259,157
Total liabilities and member's equity	$	267,352

The accompanying notes are an integral part of this financial statement.

DEER ISLE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT

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1. Nature of business

Deer Isle Capital, LLC (the "Company") is a Delaware limited liability company and is wholly owned by Deer Isle Group, LLC, (the "Parent"). The Company is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, Inc. (FINRA) upon receiving its approval in July 2008.

The Company's operations consist primarily of marketing U.S. and non-U.S. registered funds and businesses seeking to raise capital to institutional clients in the United States and Canada.

2. Summary of significant accounting policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less from the purchase date to be cash equivalents. Cash at December 31, 2025 consisted solely of balances on deposit with banks.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company receives fees and commissions for acting as a placement agent. Non-refundable retainer fees for performance of these services are recognized as they become due on a monthly basis. Fees and commissions for successful placements are recognized when the transaction closes or as other terms of the agreement are satisfied. The Company receives fees for providing investment banking advisory services. Fees for these services are recognized when the services have been provided.

DEER ISLE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)

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2. Summary of significant accounting policies (continued)

Accounts Receivable

The Company has receivables due from other financial institutions. In accordance with ASC Topic 326, Financial Instruments - Credit Losses ("CECL"), the allowance for credit losses is based on the Company's expectation of the collectability of financial instruments utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectations of the collectability in determining the allowance for credit losses. Management does not believe that any allowance is required as of December 31, 2025.

Income Taxes

The Company is a limited liability company and has elected to be treated as a disregarded entity for income tax purposes. The Company's operating results are included with those of its Parent, and therefore, the Company itself is not subject to U.S. Federal, state, or local income taxes.

At December 31, 2025, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's Parent files its income tax returns in the U.S. as well as in state and local jurisdictions and remains subject to U.S. Federal and state income tax audits for all periods subsequent to 2021.

Segment Information

Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASC 280"), that became effective for fiscal years beginning after December 15, 2023. The additional disclosures required by ASC 280 are provided in Note 8 – Segment Information.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital was $61,292, which was $56,292 in excess of its minimum requirement of $5,000. The Company's aggregate indebtedness as a percentage of net capital was 13.37% at December 31, 2025.

4. Exemption from Rule 15c3-3

The Company does not claim an exemption from the SEC Rule 15c3-3 in reliance on Footnote 74 of the SEC Release 34-70073, adopting amendments to SEC Rule 17a-5 because the Company limits its business activities exclusively to private placement of securities and providing related advice, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025.

DEER ISLE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)

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5.   Concentrations and uncertainties

As of December 31, 2025, 100% or $65,727 of accounts receivable was from one client and was collected during January 2026.

The Company places its cash with quality institutions. Interest and non-interest-bearing accounts are insured by the FDIC up to $250,000 per financial institution. At times, the balances of interest-bearing accounts may be in excess of the insurance limits of the FDIC. The Company has not experienced any losses in such accounts.

6.   Related party transactions

The Company has an Administrative Service Agreement (the "Agreement") with its Parent. The Agreement requires the Parent to provide certain services required by the Company to operate its business, including but not limited to employee compensation and benefits, office facilities and services, office equipment and technology. The Agreement also allows the Parent to waive reimbursement of these expenses and therefore recognize them as an additional capital contribution by the Parent to the Company. During the year ended December 31, 2025, the Parent did not waive its right to receive payment under this Agreement and the Company fully funded its allocable share of expenses, including expenses to be reimbursed, incurred by the Parent on the Company's behalf.

During the year ended December 31, 2025, the Company made a capital distribution of $200,000 to its Parent. The capital distribution was recorded by reducing the balance due from Parent by $200,000. The balance due from Parent at December 31, 2025 was $131,742 and resulted from cash advances by the Company to the Parent, net of the capital distribution to the Parent and charges for allocated expenses paid by Parent.

7.   Contingencies

The Company is currently not party to any arbitration claims, counterclaims or lawsuits.

The Company is a registered broker-dealer and as such is subject to the continuous review and supervision of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission and the various securities commissions of the states and jurisdictions in which it operates.

As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations as soon as possible. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

DEER ISLE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)

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8.   Segment Information

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of marketing U.S. and non-U.S. registered funds and businesses seeking to raise capital to institutional clients in the United States and Canada. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC 280.

The accompanying Statement of Financial Condition presents all segment assets of this single reporting segment.

9.   Subsequent Events

This financial statement was approved by management and available for issuance on February 12, 2026. Subsequent events have been evaluated through this date.